SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

ORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned the Shareholders to the Ordinary General Meeting held on March 29, 2004, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, n° 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated on and approved the following agenda items:

I-	Management Report of the Directors, Financial Statements and Opinion of the Audit Committee, for the 2003 fiscal year.

II-	Capital Budget, for the fiscal year 2004 in the amount of R$ 18,860,495,235.00.

III-	The use of fiscal year 2003 results, according to the proposition, and with the following consideration:

It was approved the distribution of dividends and interest on own capital in total amount of R$ 5.15 per common and preferred share, including R$ 3.00 regarding the payment of interest on own capital paid on February 13, 2004, according to the decision of the Board of Directors on November 13, 2003. The balance of R$ 2.15 per share to be paid, restated at the Selic rate from December 31, 2003 to March 29, 2004, amounts to R$ 2.23 per common and preferred shares, composed as follows:

R$ 1.04 per share of dividends; R$ 1.19 per share of interest on own capital.

Interest on capital is subject to 15% (fifteen percent) withholding tax except for shareholders with immunity or tax exemption.
As from March 30, 2004, the shares will be traded ex-dividend and ex-interest on own capital.
Payment date for the dividends and interest on own capital will be announced in due course.

IV-	Election of members of the Board of Directors, Audit Committee and their respective substitutes as follows:

BOARD OF DIRECTORS

Representing the Majority Shareholders

Ms. DILMA VANA ROUSSEFF

Mr. ANTONIO PALOCCI FILHO

Mr. JAQUES WAGNER

Mr. JOSÉ EDUARDO DE BARROS DUTRA

Mr. GLEUBER VIEIRA

Mr. ARTHUR ANTONIO SENDAS

Mr. CLAUDIO LUIZ DA SILVA HADDAD

Representing the Ordinary Minority Shareholder’s

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred shares Shareholder’s

Mr. JORGE GERDAU JOHANNPETER

President of the Board of Directors

Ms. DILMA VANA ROUSSEFF

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. EDUARDO COUTINHO GUERRA for Member and Ms. CLÁUDIA REBELLO MASSA as deputy.

Mr. TÚLIO LUIZ ZAMIM for Member and Mr. OSVALDO PETERSEN FILHO as deputy.

Ms. DENISE MARIA AYRES DE ABREU for Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Ordinary shares Shareholder’s

Mr. NELSON ROCHA AUGUSTO for Member and Ms. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred shares Shareholder’s

Ms. MARIA LUCIA DE OLIVEIRA FALCÓN for Member and Mr. CELSO BARRETO NETO as deputy.

Rio de Janeiro, March 29, 2004.

José Eduardo de Barros Dutra
President of Petrobras

EXTRAORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned the Shareholders to the Extraordinary General Meeting to held on March 29, 2004, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, n° 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated on and approved the following agenda items:

I.

Increase the capital stock of the Company by the absorption of part of the profits reserves in the amount of R$ 13,033,503,377.70 (thirteen billion, thirty-three million, five hundred and three thousand, three hundred and seventy-seven reais and seventy centavos), increasing the capital stock from R$ 19,862,634,372.30 (nineteen billion, eight hundred and sixty-two million, six hundred and thirty-four thousand, three hundred and seventy-two reais and thirty centavos) to R$ 32,896,137,750.00 (thirty-two billion, eight hundred and ninety-six million, one hundred and thirty-seven thousand, seven hundred and fifty reais), with no change to the number of issued shares.

Under these circumstances, Article 4 of the Company’s Bylaws shall be amended as follows:

“Article 4. The corporate capital is R$ 32,896,137,750.00 (thirty-two billion, eight hundred and ninety-six million, one hundred and thirty-seven thousand, seven hundred and fifty reais), divided into 1,096,537,925 (one billion, ninety-six million, five hundred and thirty-seven thousand, nine hundred and twenty-five) shares without nominal value, being 634,168,418 (six hundred and thirty-four million, one hundred and sixty-eight thousand, four hundred and eighteen) common shares and 462,369,507 (four hundred and sixty-two million, three hundred and sixty-nine thousand, five hundred and seven) preferred shares”.

II.

A new authorized capital limit pursuant to Paragraph 1, Article 4 of the Company’s Bylaws. The proposal recommends that authorized capital be increased from R$ 30 billion to R$ 60 billion, all other provisions in Paragraph 1, Article 4 remaining unchanged;

Under these circumstances, Paragraph 1, Article 4 of the Company’s Bylaws shall be amended as follows:

Paragraph 1-The Company is authorized to increase the corporate capital irrespective of an amendment to the Bylaws upon deliberation of the Board of Directors up to R$ 60,000,000,000.00 (sixty billion reais), and up to the quantitative limit of 200,000,000 (two hundred million shares) by means of the issuance of preferred shares to be paid in: a) in currency; b) in goods, subject to the prior deliberation of the General Meeting evaluating them (Item IV of Article 122 of the Joint Stock Corporation Law); c) by means of credit capitalization.

III.	Establishment of the compensation of management and effective members of the audit board as well as their participation in the profits pursuant to articles 41 and 51 of the company’s bylaws.

Rio de Janeiro, March 29, 2004.

José Eduardo de Barros Dutra
President of Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.